                                                           File Number 70-


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and the direct or indirect parent of the other parties)


CNG ENERGY SERVICES CORPORATION
CNG POWER COMPANY
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania 15244-0746


Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


       2                                              File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________


INTRODUCTION

	Consolidated Natural Gas Company (the "Company" or "Consolidated") is a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("Act"), and is in the business of directly owning and holding all of the outstanding securities (except for certain indebtedness of a distribution company acquired in 1990) of sixteen companies principally engaged in the natural gas business. The said subsidiary companies are engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations. Consolidated and its subsidiaries are herein referred to as the "Consolidated System" or "CNG System."

	CNG Energy Services Corporation ("Energy Services"), a Delaware corporation, is a wholly-owned nonutility subsidiary of Consolidated. Energy Services, pursuant to various orders issued by the Securities and Exchange Commission ("SEC" or "Commission") beginning in 1987(1), engages in the gas
___________________
(1) See SEC order dated February 27, 1987, HCAR No. 24329 and power marketing and power generation business. CNG Power Company ("Power Company"), a Delaware corporation, is a wholly-owned subsidiary of Energy Services and is engaged principally in the power generation business. Consolidated, Energy Services and Power Company are collectively referred to herein as the "Applicants."


ACQUISITION OF INTERESTS IN EXEMPT WHOLESALE GENERATORS

	Consolidated proposes that Power Company become the primary vehicle for the Company to invest in exempt wholesale generators ("EWGs"), as defined in
Section 32(a) of the Act, within the United States. Sections 32 and 33 were added to the Act by the Energy Policy Act of 1992 ("Energy Policy Act")(2).
CNG International Corporation, a wholly-owned subsidiary of Consolidated, is currently authorized to engage in various activities with respect to acquisition of interests in foreign EWGs and foreign utility companies ("FUCOs") as defined in Section 33(a)(3) of the Act.(3)

	Investments in EWGs by Power Company will be made using internally generated funds of Consolidated and will accordingly be outside the authorizations sought in this proceeding and subject to the limitations of Rule 53 promulgated under the Act. It is anticipated that the aggregate amount of

__________________


(2) Pub. L. 102-486, 106 Stat. 2776 (1992).

(3) HCAR No. 26523 (May 30, 1996).

investments in EWGs by Power Company during the period ending December 31, 2002 would not exceed $150 million. No such investment would be undertaken if, as a consequence, the aggregate direct and indirect investment by Consolidated in all EWGs and FUCOs would exceed 50% of the Company's consolidated retained earnings. Energy Services and Power Company may also acquire interests in other categories of energy activities to the extent that such acquisition may be exempted under a rule of general applicability hereafter adopted by the Commission.

	Financing of Energy Services by Consolidated, and of Power Company by Energy Services may either be stand-alone or back-to-back mirror image financing, and may occur in the form of short-term and long-term loans in addition to capital stock sales, as described in greater detail under " SOURCE OF FUNDS" below. Consolidated also seeks authority herein for parent company guarantees and other credit support arrangements in the amount not to exceed $150 million. This request for credit support authorization is described in more detail under "PARENT COMPANY GUARANTEES AND OTHER CREDIT SUPPORT" below.

	Sections 32 of the Act permits a registered holding company to acquire and maintain interests in one or more EWGs without the need to apply to or receive the approval of the Commission. Thus the amount of any financing of CNG Power by Consolidated and/or Energy Services from their respective internally generated funds for the purpose of investing in EWGs will not be calculated against other authorizations requested in this proceeding, but will be subject to compliance with Rule 53.

 USE OF INTERMEDIATE COMPANIES

	CNG Power may acquire securities or interests in the business of one or more EWGs located inside the United States. Request is made for CNG Power to form and finance intermediate subsidiary companies ("Intermediate Companies") so that they may acquire interests in, finance the acquisition of and hold the securities of EWGs.

	An Intermediate Company that exclusively owns or operates EWGs may itself be exempted as an EWG. Thus, authority is requested for the formation of Intermediate Companies only to the extent that such entities are not otherwise exempted by rule or statute. In this regard, it is noted that the Commission has previously approved the formation of intermediate companies to hold interests in, and finance the acquisition and hold the securities of, EWGs and FUCOs. See, e.g., Consolidated Natural Gas Company, HCAR No. 26523 (May 30,
1996); CINergy Corporation, HCAR No. 27376 (Sept. 21, 1995); General Public Utilities Corporation, HCAR No. 26326 (July 6, 1995); and Southern Company,
HCAR No. 26096 (Aug. 3, 1994).

	Intermediate Companies would be special purpose subsidiaries exclusively engaged in activities to facilitate the consummation of investments in EWGs and would enhance the ability of CNG Power to respond quickly to investment opportunities. Further, it has been the particular experience of those investing in EWGs that the use of Intermediate Companies are often necessitated by business concerns such as the need to facilitate investments via a consortium of companies where each member thereof has a consolidated subsidiary involved in the final EWG structure for tax and accounting purposes, or to ease subsequent adjustments to or sales of interests among members of the ownership group. Intermediate Companies may acquire interests in other corporations, joint ventures, partnerships, limited liability companies and other investment entities created for the purpose of investing in EWGs. An Intermediate Company may be organized at the time of the making of bids or proposals to acquire an interest in any EWG or at any time thereafter in order to facilitate the bidding and subsequent consummation of an acquisition of an interest of an EWG.

	Consolidated also proposes that CNG Power or any Intermediate Company will issue equity securities and debt securities to persons other than Consolidated (and with respect to which there will be no recourse to Consolidated), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) of investments in EWGs. It is anticipated that the issuance of such securities will generally be exempt transactions pursuant to Rule 52 under the Act.

COMPLIANCE WITH RULE 53

	Any direct or indirect investment by CNG Power in any EWG would be consummated only if, at the time thereof, and giving effect thereto, Consolidated's "aggregate investment" determined in accordance with Rule 53(a)(1)(i) in all EWGs and FUCOs would not exceed 50% of Consolidated's consolidated retained earnings as defined in Rule 53(a)(1)(ii). As of September 30, 1996, one-half of the Company's consolidated retained earnings was $691,274,000; the Company's investment in EWGs as of the same date is approximately $18,000,000. The Company currently has no investments in FUCOs.

	The books and records of Consolidated's EWGs are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request. It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies.

	A copy of this Application is being submitted to the public utility commissions of the States of Ohio, Pennsylvania, West Virginia and Virginia, which are the only regulators having jurisdiction over the retail rates of the public-utility companies in the Consolidated System. In addition, Consolidated will submit to each such commission a copy of any Rule 24 certificate required hereunder, as well as a copy of Item 9 of Consolidated's Form U5S, including Exhibits G and H thereof.

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.


EWG ACTIVITIES MAY BE CONDUCTED THROUGH VARIOUS ARRANGEMENTS

	CNG Power requests authority, for the period ending December 31, 2002 to enter into arrangements to invest in EWGs in one or more of the following forms:

1.	CNG Power may acquire an ownership interest, which may be up to 100% of the voting or non-voting stock or other equity interest, in one or more corporations (including Intermediate Companies), partnerships, limited liability companies or other like entities established for the sole purpose of engaging in EWG activities. The organizational documents governing such entities will expressly limit their activities to EWG activities.

2.	CNG Power may establish one or more wholly-owned limited purpose subsidiary corporations to invest and participate in partnerships, limited liability companies, joint ventures or other entities (depending upon the legal and regulatory requirements of the particular project) to be formed with unrelated persons or entities for the sole purpose of engaging in EWG activities. The organizational documents governing such partnerships, joint ventures or corporations would expressly limit their activities to EWG activities. As indicated below, the financing of these wholly-owned subsidiaries would mirror the financing provided by Consolidated and/or Energy Services to CNG Power for the purpose of the subject investment.

	It is anticipated that most intra-system financings among, and external financings of, CNG Power and its subsidiaries will be exempt pursuant to Rule 52 under the Act. However, there may arise the need to issue securities in a transaction with respect to which an exemptive rule under the Act might not apply. Such securities would encompass interests in partnerships, joint ventures or other entities, and all other types of equity instruments regardless of preference with respect to, or conditioned on, distributions of the issuer upon liquidation or otherwise. Fees, commissions and expenses expected to be incurred in connection with the issuance of such securities will not exceed (a) those amounts prescribed by statute or regulation, in the case of filing or registration fees charged by governmental agencies; (b) cost, in the case of fees and/or expenses charged by CNG System associates; or (c) in all other cases, fair, reasonable and customary fees and commissions at market rates, comparable to those incurred in similar transactions by similar companies, and arrived at in a negotiated, competitive and/or arms-length manner. Fees, commissions and expenses of any underwriter that may be incurred with respect to such securities will not exceed those amounts generally paid at the time of pricing for sales of such securities issued by companies of comparable credit quality and having similar terms, conditions and features. Consolidated therefore requests that the Commission reserve jurisdiction over the issuance of such additional types of securities. Consolidated also undertakes to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing such transactions. Consolidated further requests that each supplemental order be issued by the Commission without further time-consuming public notice.


SOURCE OF FUNDS

	It is proposed for CNG Power and Energy Services to raise funds for the proposed transactions for which authorization is requested herein by (i) selling shares of their respective common stock, ($1,000 par value per share for CNG Power and $10,000 par value for Energy Services), for up to $10,000 per share, to their respective parent company (Energy Services in the case of CNG Power and Consolidated in the case of Energy Services), (ii) open account advances from their respective parent as described below, or (iii) long-term loans from their respective parent, in any combination thereof. Any providing of funds by Consolidated to Energy Services, and by Energy Services to CNG Power, can be in any combination of these three forms of financing; and any financing between CNG Power and its subsidiaries utilizing such Consolidated and/or Energy Services sourced funds will be in the same combination of forms that exists between its parents and their respective subsidiary in the transaction which causes CNG Power to obtain such funds. Consolidated will obtain the funds required for CNG Power to acquire interests in EWGs through internal cash generation.

	The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:

1.	Open account advances may be made to CNG Power or Energy Services, as the case may be, on a revolving basis to provide working capital and to finance the activities authorized by the Commission. Open account advances will be made under letter agreement with the borrower and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as

Consolidated's weighted average effective rate for commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Only outstanding amounts of open account advances will be calculated against any cap on financing described herein.

2.	The parent company may make long-term loans to Energy Services or CNG
Power, as the case may be, for the financing of its activities. Loans shall be evidenced by long-term non-negotiable notes of the borrower (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to Consolidated's cost of funds for comparable borrowings. In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon
Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.


PARENT COMPANY GUARANTEES AND OTHER CREDIT SUPPORT

	Application is made for Consolidated, Energy Services, CNG Power and its subsidiaries, including Intermediary Companies, to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries (including EWGs) to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated, Energy Services, CNG Power and its subsidiaries at any one time will be $150 million. Credit support authorization would be for the period ending December 31, 2002.


SERVICE AGREEMENTS INVOLVING EWGS

	Energy Services and its affiliates may perform services or construction for, or sell goods to, an EWG in which CNG Power has acquired an interest. Services, construction and goods may be provided at market rates (determined by arms-length negotiation or competitive bidding) if the EWG does not provide services, construction or goods directly or indirectly to Consolidated System utility affiliates located in the United States.

	Energy Services and its affiliates may contract with Consolidated associate companies in order to provide the above services, construction and goods. Services, construction and goods obtained from domestic utility associates would be at cost. Services, construction and goods from nonutility associates may be at either cost or market; provided, however, that services, construction and goods from nonutility associates substantially involved in the provision of services, construction or goods to Consolidated domestic utility associates would be at cost.

INCREASE IN CAPITALIZATION OF ENERGY SERVICES

	As of the date of filing of this Application, Energy Services had 4,000 shares of common stock, $1.00 par value per share, authorized. In order to accommodate future financings including those requested herein, application is made to increase Energy Services' equity authorization to 50,000 shares of common stock, $1.00 par value per share. If, as anticipated, each additionally authorized share would be issued for $10,000 per share, this would allow sufficient certificate of incorporation authorization to consummate up to an aggregate of $460 million in additional equity financing for the purposes described herein and for other purposes previously authorized or exempt.


FILING OF CERTIFICATES OF NOTIFICATION

	It is also requested that Rule 24 Certificates of Notification be filed within 60 days after the end of each semi-annual calendar period to report to the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain a CNG Power balance sheet as of the end of such period, and a statement of income and expense for the period.

Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the herein proposed transaction will not exceed $25,000, including $10,000 payable to Consolidated

Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, $10,000 payable to non-affiliated professionals, and $4,000 for miscellaneous other expenses.



Item 3.  Applicable Statutory Provisions
         _______________________________

	Sections 6(a) and 7 and Rule 43 may be deemed applicable to the issuance of securities by Energy Services, CNG Power and its subsidiaries not otherwise exempt pursuant to Section 32 of the Act or Rule 52.

	Sections 9(a) and 10 may be deemed applicable to the acquisitions by Consolidated, Energy Services and CNG Power of the capital stock, open account advance debits and notes of their respective subsidiaries not otherwise exempt pursuant to Section 32 of the Act or Rule 52.

	Sections 12(b) and Rule 45 are considered applicable to loan arrangements among Consolidated, Energy Services, CNG Power and its subsidiaries, and to guarantees and other credit support for direct or indirect subsidiaries by parent companies as requested herein.

	Section 32 and Rules 53 and 54 apply to the financing activities involving EWGs.

	Section 13(b) and Rules 83, 87, 90 and 91 are deemed applicable to certain of the proposed service arrangements with respect to which authorization is sought.

	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.


Item 4. Regulatory Approval
        ___________________

	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission).


Item 5.  Procedure
         _________

	It is hereby requested that the Commission issue its order with respect to the transaction proposed herein on or before March 14, 1996.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________


	The following exhibits and financial statements are made a part of this statement:


	(a)  Exhibits

	A-1     Certificate of Incorporation of Energy Services.
	        (Incorporated by reference to Exhibit A-1 to Form U-1
	         of Consolidated, File No. 70-8577)

	A-2     By-Laws of Energy Services.
	        (Incorporated by reference to Exhibit A-2 to Form U-1
	         of Consolidated, File No. 70-8577)

	A-3 Certificate of Incorporation of CNG Power Company. (Incorporated by reference to Exhibit A-1 to Form U-1
	         of Consolidated, File No. 70-7909)

	A-4     By-Laws of CNG Power.
	        (Incorporated by reference to Exhibit A-2 to Form U-1
	         of Consolidated, File No. 70-7909)

	F Opinion of counsel for Consolidated, Energy Services and CNG Power.
	        (To be filed by Amendment)

	O       Draft of Notice.



	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Consolidated will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects
         _______________________________________


	The proposed transactions do not involve major federal action having a significant effect on the human environment.  See Item 1(a).


	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall

                                  Senior Vice President
                                  and Chief Financial Officer


					   CNG ENERGY SERVICES CORPORATION
					   CNG POWER COMPANY

					   By N. F. Chandler
					   Their attorney





Date: January 10, 1996